**CupCrew, LLC**
**Statement of Cash Flows**
**(Unaudited)**

|  | For the Period February 22, 2022 (Inception) to December 31, 2023 |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,170,000) |
| | |
| Changes in operating assets and liabilities: | |
| Adjustment to reconcile net loss to net cash used in operating activities | |
| Equity-based comensation | 1,170,000 |
| Net cash used in operating activities | - |
| | |
| **Cash flows from investing activities** | |
| Net cash used in investing activities | - |
| | |
| **Cash flows from financing activities:** | |
| Net cash provided by financing activities | - |
| | |
| **Net cash increase for period** | - |
| | |
| Cash at beginning of period | - |
| | |
| **Cash at end of year** | $ - |
| | |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the period for: | |
| Income taxes | $ - |
| Interest | $ - |